Exhibit 6-2

Graduation Certificate

The Student LIN SHIH-HUANG who was born in Zhanghua Country, Taiwan on May 1, 1955 has finished learning in municipal administration department. His scores are qualified for authorization of jurisprudence Bachelor.

Taipei Culture University

President: Pan Wei-He